
06037328

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
JUN 3 8 2006
192
WASH., D.C.
SECTION

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 001-14335

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DEL MONTE SAVER PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DEL MONTE FOODS COMPANY
One Market @ The Landmark
San Francisco, California 94105

DEL MONTE SAVER PLAN

December 31, 2005

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Del Monte Corporation Employee Benefits Committee
Del Monte Saver Plan:

We have audited the accompanying statements of net assets available for benefits of the Del Monte Saver Plan, (the Plan), as of December 31, 2005 and 2004, the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2005, and Schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2005, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

San Francisco, California
June 26, 2006

DEL MONTE SAVER PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Investments:		
Plan interest in Master Trust	$ 70,859,573	64,631,482
Participant loans	1,177,934	878,686
Total investments	72,037,507	65,510,168
Contributions receivable:		
Employee receivable	65,227	57,675
Employer receivable	460,938	342,965
Total contributions receivable	526,165	400,640
Interest due from plan sponsor (note 6)	—	30
Net assets available for benefits	$ 72,563,672	65,910,838

See accompanying notes to financial statements.

DEL MONTE SAVER PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2005 and 2004

	2005	2004
Investment income:		
Plan interest in Master Trust investment income:		
Dividends	$ 2,167,168	1,420,316
Net appreciation in fair value of investments	1,000,627	3,126,323
Total plan interest in Master Trust investment income	3,167,795	4,546,639
Participant loan interest	61,147	35,242
Other interest (note 6)	—	30
Net investment income	3,228,942	4,581,911
Contributions:		
Employee	4,073,682	4,038,912
Employer	3,127,412	3,089,746
Total contributions	7,201,094	7,128,658
	10,430,036	11,710,569
Deductions—benefits paid to participants	(3,777,202)	(4,749,895)
Net increase before transfers	6,652,834	6,960,674
Transfer from other qualified plan (H.J. Heinz) (note 1)	—	30,495,449
Transfer from the Del Monte Savings Plan (note 1)	—	67,155
Total transfers	—	30,562,604
Net increase	6,652,834	37,523,278
Net assets available for benefits:		
Beginning of year	65,910,838	28,387,560
End of year	$ 72,563,672	65,910,838

See accompanying notes to financial statements.

(1) Description of the Plan

The Del Monte Saver Plan (the Plan), is a defined contribution plan sponsored by Del Monte Corporation (Del Monte or the Company), a wholly owned subsidiary of Del Monte Foods Company. The Plan was established to provide opportunities for savings to certain eligible union hourly employees, whose participation in the Plan is governed by the terms of a collective bargaining agreement, and eligible seasonal employees of the Company. Additional information about the Plan including the benefit provisions of the Plan is described in the plan document, which is available from the Del Monte Corporation Employee Benefits Committee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

On December 20, 2002, Del Monte Foods Company announced the completion of the acquisition of certain businesses of H.J. Heinz Company (Heinz). The acquisition was completed pursuant to a Separation Agreement, dated as of June 12, 2002, between Heinz and SKF Foods, Inc., a wholly owned direct subsidiary of Heinz (SKF), and an Agreement and Plan of Merger (the Merger Agreement), dated as of June 12, 2002, by and among Del Monte Foods Company, Heinz, SKF, and Del Monte. Immediately following the merger, SKF changed its name to Del Monte Corporation.

Effective January 1, 2004, the Plan was amended such that hourly participants in the Del Monte Savings Plan were transferred to the Plan. In order for the participants to have access to their accounts as of January 1, 2004, on December 31, 2003, assets of such hourly participants in the amount of $16,548,824 were transferred to the Plan from the Del Monte Savings Plan. On January 15, 2004, an additional transfer was made from the Del Monte Savings Plan in the amount of $67,155. This additional transfer represented assets of such hourly employees who formerly participated in the Del Monte Savings Plan and were unintentionally not included in the original transfer on December 31, 2003. Under the amendment, the name of the Plan was changed from the Del Monte Certain Hourly Savings Plan to the Del Monte Saver Plan.

In addition, effective January 1, 2004 the Plan was amended at the direction of the Board of Directors of the Company to provide for participation by certain hourly employees of the former Heinz business units who had been eligible to participate in the H.J. Heinz Saver Plan and to 'harmonize' the benefits for former Heinz employees and other Company employees otherwise covered by the Plan so that there is a commonality to benefits for all employees where appropriate, without reducing benefits for the former Heinz employees as protected under the merger agreement. Commonality of benefits for all employees is achieved by increasing the maximum employee contribution percentage for all participants to 20%, by providing for company matching and profit sharing contributions for hourly non-union employees of the former Heinz business units, and by providing for company matching and profit sharing contributions for hourly union employees, as provided through collective bargaining agreements, of the former Heinz business units. In January 2004, assets of former Heinz employees in the amount of $30,495,449 were transferred to the Plan.

The Plan had an investment in a Heinz stock fund, which resulted from the asset transfer discussed above. As of the date of the transfer, participants can no longer make contributions or transfers into this fund. In November 2003, the Plan was amended such that the Heinz stock fund investment option was discontinued as of December 31, 2005 and all amounts invested in this fund were transferred into other investment options as directed by the participant. All participants were required to transfer their assets out of the Heinz stock fund prior to December 31, 2005. As of December 30, 2005, approximately $4.2 million remained in

(Continued)

the Heinz stock fund and that was not transferred into other investment options as directed by the participant. Since the Heinz stock fund was discontinued as of December 31, 2005, Plan management transferred the remaining assets to the Fidelity U.S. Equity Index Commingled Pool.

Effective March 28, 2005, the Plan was amended such that if the total vested amount of a terminated participant's account balance is less than or equal to $5,000, the account balance will be automatically distributed to an individual retirement account unless the participant elects to receive the distribution directly or to have the distribution paid directly to another eligible retirement plan.

(a) Contributions and Benefits

Employees may contribute, through payroll deductions, up to 20% of compensation, subject to the limitations established by the Internal Revenue Code (IRC). Employees may make pre-tax 401(k) contributions up to 20% of compensation as defined in the Plan, subject to the maximum IRS annual deferral limit of $14,000 and $13,000 in 2005 and 2004, respectively. Employees age 50 and over are eligible to make catch-up contributions of a maximum of $4,000 and $3,000 in 2005 and 2004, respectively.

The basic Company matching contribution formula is 50% of a participant's contributions up to 6% of eligible compensation. Catch-up contributions are not matched. Eligible hourly participants may also receive an additional contribution from the Company, the Retirement Savings Contribution (RSC). The RSC is a percentage of eligible compensation based on age. Benefits are payable, generally in a lump sum, to the participant upon termination, death, total disability, or retirement. Subject to certain restrictions, employees may take in-service withdrawals from their accounts. For employees of the former Heinz business units, company matching contribution schedules, RSC contribution schedules, and vesting schedules for the company matching contributions may vary from one location to another.

(b) Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (i) the Company's contribution and (ii) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(c) Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Generally, participants are vested in the Company's matching contributions after two years of service and are vested in the Retirement Savings Contribution upon completion of five years of Vesting Service, as defined in the Plan.

(d) Payment of Benefits

Benefits are payable, generally in a lump sum, to the participant upon termination, death, total disability, or retirement. Subject to certain restrictions, employees may take in-service withdrawals from their accounts or may borrow from their accounts.

(Continued)

(e) Forfeitures

As of December 31, 2005 and 2004, forfeited nonvested accounts totaled $94,439 and $82,026, respectively. Forfeited nonvested accounts are used to reduce future Company contributions to the Plan. For the years ended December 31, 2005 and 2004, the Company contributions were reduced by $78,827 and $9,605, respectively, from forfeited nonvested accounts.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

(b) Use of Estimates

The preparation of the financial statements is in conformity with U.S. generally accepted accounting principles. It requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Valuation of Investments and Income Recognition

The Plan's investments in the Master Trust are stated at fair value. Mutual funds, the Del Monte Stock Fund and the Heinz Stock Fund are valued at quoted market prices. Common/collective trust funds are valued based on the market prices of the underlying investments held by the Plan in the common/collective trust funds. The money market fund and participant loans are valued at cost, which represents fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes gains and losses on investments bought and sold, as well as held during the year.

(d) Administrative Fees

The Company pays the expenses reasonably incurred in administering the Plan. Certain fees applicable to the investment options are netted from the investment returns of those investments.

(e) Payment of Benefits

Benefits paid to participants are recorded upon distribution.

(f) Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(g) Recent Accounting Pronouncements

On December 29, 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans* (FSP), which (a) describes the limited circumstances in which the net assets of a fund shall reflect the contract value of certain investments that it holds, and (b) provides a definition of a fully benefit-responsive investment contract. The FSP also provides guidance with respect to the financial statement presentation and disclosure of fully benefit-responsive investment contracts. The FSP is effective for financial statements for annual periods ending after December 15, 2006, with earlier adoption permitted. The Plan will retroactively adopt the FSP for the plan year ending December 31, 2006. The effect of the FSP on the Plan's financial statements is expected to include enhanced financial statement presentation and disclosure requirements.

(3) Investment Options

Various investment funds are available for the purpose of providing participants a choice of investment options, including a Company stock fund. Employee and employer contributions are directed into the various investment options by the participant. These elections can be changed on a daily basis.

The Company intends for the Plan to be an "ERISA 404(c) Plan." As such, participants exercise control over the investment of their accounts. Plan fiduciaries are not liable for losses incurred by participants as a result of such exercise of control.

(4) Loans to Participants

As of January 1, 2004, eligible participants in the Plan may borrow up to 50% of their vested account balance, not to exceed $50,000. Loans are disbursed from the funds in which the participant has contributed in equal proportion to the fund's balance as compared to the participant's total balance. Loans are repaid over a maximum of five years and accrue interest at prime plus 2%. As of December 31, 2005, the interest rates for participant loans outstanding range from 6.0% to 11.5%. The loans have maturity dates ranging from January 20, 2006 to December 2, 2010.

(5) Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated December 19, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. The Plan administrator intends to maintain the tax qualified status of the Plan.

(6) Nonexempt Transactions

In 2004, unintentional delays by the Company in submitting certain participant contributions and participant loan repayments to the Plan trustee amounted to $2,104. The Company reimbursed the Plan for the 2004 lost interest in the amount of $30 in 2005. The annualized interest rate used to calculate the lost interest ranges from 4.0% to 5.0%.

(Continued)

(7) Transactions with Related Parties

The Del Monte Corporation Employee Benefits Committee of the Company is the Plan administrator, as defined in the Plan, and therefore, all Del Monte Foods Company common stock transactions involving the plan qualify as party-in-interest transactions. As of December 31, 2005 and 2004, the Plan owned 169,363 and 187,494 shares, respectively, of Del Monte Foods Company common stock. Certain plan investments are managed by Fidelity. Fidelity is the current trustee as designated by the Del Monte Corporation Employee Benefits Committee in accordance with the Plan, and therefore, investment transactions with Fidelity qualify as party-in-interest transactions.

(8) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contribution accounts.

(9) Summary Master Trust Financial Information

The Plan's assets are held by Fidelity Management Trust Company (Fidelity), the trustee of the Plan. The Plan trustee executes all transactions therein under the direction of the Del Monte Corporation Employee Benefits Committee. The assets are held in the Del Monte Master Trust (Master Trust), commingled with assets of the Company's other defined contribution benefit plan. The Company's benefit plans participating in the Master Trust collectively own, through the Master Trust, the assets based upon investment percentages. Participant transaction activity is designated to the specific plan. Accordingly, each plan's investment percentage in the Master Trust changes regularly. Income earned by the Master Trust is allocated to each plan based upon the investment percentage on the day the income is earned. As of December 31, 2005 and 2004, the Plan's interest in the assets of the Master Trust was 23.9% and 22.1%, respectively.

The following table presents the fair values of the Master Trust investments for the years ended December 31, 2005 and 2004:

	2005	2004
Investments, at fair value:		
Mutual funds:		
Fidelity Retirement Government Money Market Portfolio*	$ 21,387,135	21,211,623
PIMCO Total Return Fund Administrative Class	9,487,022	9,656,366
Vanguard Long-Term Investment-Grade Fund Admiral Class	4,797,593	4,472,295
Fidelity Balanced Fund*	42,751,914	42,321,550
Dodge & Cox Stock Fund	19,743,921	14,442,279
Fidelity Equity-Income Fund*	7,277,552	6,825,470
Janus Small Cap Value Fund Investor Class	8,713,139	8,393,995
Fidelity Magellan Fund*	9,946,744	10,143,009
Morgan Stanley Institutional Fund Trust U.S. Mid Cap Value Portfolio Adviser Class	—	3,790,760
American Funds Growth Fund of America Class R4	11,408,409	7,331,674
Fidelity Aggressive Growth Fund*	13,027,813	13,577,173
Goldman Sachs Mid Cap Value Institutional Class	5,039,571	—
UBS U.S. Small Cap Growth Class A	8,032,443	7,368,395
Fidelity Diversified International Fund*	25,348,365	20,230,346
Fidelity Freedom Income Fund*	139,981	136,547
Fidelity Freedom 2000 Fund*	127,262	115,249
Fidelity Freedom 2010 Fund*	2,180,612	584,869
Fidelity Freedom 2020 Fund*	2,162,468	703,180
Fidelity Freedom 2030 Fund*	1,170,603	364,963
Fidelity Freedom 2040 Fund*	451,805	153,457
	193,194,352	171,823,200
Common/Collective Trust funds:		
Fidelity Managed Income Portfolio II Class 1*	58,025,097	62,487,735
Fidelity U.S. Equity Index Commingled Pool*	39,445,701	28,497,490
	97,470,798	90,985,225
Del Monte Stock Fund*	5,380,075	6,368,478
Heinz Stock Fund	—	23,155,639
	$ 296,045,225	292,332,542

* Related-party and party-in-interest

(Continued)

Investment income for the Master Trust for the years ended December 31, 2005 and 2004 are as follows:

		2005	2004
Investment income:			
Net appreciation (depreciation) in fair value of investments:			
Mutual funds	$	8,044,643	9,844,651
Collective trust fund		1,245,078	2,807,862
Del Monte Stock Fund		(282,174)	194,617
Heinz Stock Fund		(2,140,614)	2,906,337
		6,866,933	15,753,467
Dividends		9,493,990	7,353,020
	$	16,360,923	23,106,487

(10) Subsequent Events

Subsequent to year end, the Plan was amended to further clarify and describe various sections of the Plan document. These amendments will not have a significant impact on the financial statements of the Plan.

On March 1, 2006, the Company entered into an Asset Purchase Agreement with TreeHouse Foods, Inc. (TreeHouse). Pursuant to the Asset Purchase Agreement, the Company agreed to sell to TreeHouse certain real estate, equipment, machinery, inventory, raw materials, intellectual property and other assets that are primarily related to the Company's (1) private label soup business, (2) infant feeding business conducted under the brand name *Nature's Goodness*, and (3) the food service soup business (collectively, the "Businesses"). Under the terms of the Asset Purchase Agreement, TreeHouse also assumed certain liabilities to the extent related to the Businesses. The divestiture of the Businesses was completed on April 24, 2006. The divestiture of the Businesses includes the sale of Del Monte's manufacturing facility and distribution center in Pittsburgh, Pennsylvania and certain manufacturing assets associated with the private label soup business located at the Mendota, Illinois facility. Upon closing, approximately 790 of Del Monte's plant employees and approximately 120 additional Del Monte employees joined TreeHouse. Effective as of April 23, 2006, eligible participants became 100% vested in their account balances under the Plan.

Also on March 1, 2006, the Company entered into an agreement to acquire privately held Meow Mix Holdings, Inc. (Meow Mix). The Company completed the acquisition of Meow Mix on May 19, 2006. Effective May 19, 2006, certain participants of the former Meow Mix Company 401k Plan became participants of the Plan.

On March 15, 2006, the Company entered into an agreement to acquire certain pet product assets, including the *Milk-Bone* brand (Milk-Bone), from Kraft Foods Global, Inc. The Company expects the acquisition of Milk-Bone to close during the three months ended July 30, 2006.

The Company is currently evaluating the effects the divestiture and the acquisitions will have on the Plan.

DEL MONTE SAVER PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

(a)	(b) Identity	(c) Description		(d) Current value
*	Participants	209 participant loans with interest rates ranging from 6.0% to 11.5% and maturity dates ranging from January 20, 2006 to December 2, 2010	$	1,177,934

* Party-in-interest

See accompanying report of independent registered public accounting firm.

DEL MONTE SAVER PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

December 31, 2005

(a) Identity of party involved	(b) Relationship to plan, employer, or other party-in-interest	(c) Description of transaction, including rate of interest		(d) Amount on line 4(a)	(e) Lost interest
	Plan Sponsor	2004 participant 401(k) contributions not deposited to the trust in a timely manner. Interest rate range of 4.0% to 5.0%.	$	2,104	30

In 2004, unintentional delays by the Company in submitting certain participant contributions and participant loan repayments to the Plan trustee amounted to $2,104. The Company reimbursed the Plan for the 2004 lost interest in the amount of $30 in 2005. The annualized interest rate used to calculate the lost interest ranges from 4.0% to 5.0%.

See accompanying report of independent registered public accounting firm.

DEL MONTE SAVER PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DEL MONTE SAVER PLAN



Date: June 26, 2006

David L. Meyers
Executive Vice President, Administration
and Chief Financial Officer

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Del Monte Corporation Employee Benefits Committee
Del Monte Saver Plan:

We consent to the incorporation by reference in the registration statement (No. 333-34280) on Form S-8 of Del Monte Foods Company of our report dated June 22, 2006 with respect to the statements of net assets available for benefits of the Del Monte Saver Plan as of December 31, 2005 and 2004, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedules of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2005 and Schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of the Del Monte Saver Plan.

KPMG LLP

San Francisco, California
June 26, 2006